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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

PLASTEC TECHNOLOGIES, LTD. (formerly GSME Acquisition Partners I)

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G4161R 100

(CUSIP Number)

Cathay Capital Holdings, L.P.
c/o New China Capital Management, LP
Attn:  Ling Liu
One Dock Street
Stamford, CT 06902
(203) 328-1800

With a copy to:

George Y. Liu, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G4161R 100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cathay Plastic Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,338,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,338,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,338,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%1
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1 Based upon a total of 15,163,196 outstanding shares of Common Stock of the Issuer as of December 16, 2011, reflecting 16,733,196 outstanding shares of Common Stock as of July 31, 2011, as reported on the Form 6-K of the Issuer filed January 3, 2012, less 1,570,000 shares cancelled by the Issuer in connection with Cathay Plastic’s exercise of its put option under the Put/Call Agreement, as reported on Amendment No. 2 to Schedule 13D filed by Kin Sun Sze-To on December 22, 2011.

CUSIP No. G4161R 100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cathay Capital Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,338,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,338,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,338,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

2 Based upon a total of 15,163,196 outstanding shares of Common Stock of the Issuer as of December 16, 2011, reflecting 16,733,196 outstanding shares of Common Stock as of July 31, 2011, as reported on the Form 6-K of the Issuer filed January 3, 2012, less 1,570,000 shares cancelled by the Issuer in connection with Cathay Plastic’s exercise of its put option under the Put/Call Agreement, as reported on Amendment No. 2 to Schedule 13D filed by Kin Sun Sze-To on December 22, 2011.

CUSIP No. G4161R 100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Cathay Master GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,338,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,338,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,338,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

3 Based upon a total of 15,163,196 outstanding shares of Common Stock of the Issuer as of December 16, 2011, reflecting 16,733,196 outstanding shares of Common Stock as of July 31, 2011, as reported on the Form 6-K of the Issuer filed January 3, 2012, less 1,570,000 shares cancelled by the Issuer in connection with Cathay Plastic’s exercise of its put option under the Put/Call Agreement, as reported on Amendment No. 2 to Schedule 13D filed by Kin Sun Sze-To on December 22, 2011.

CUSIP No. G4161R 100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New China Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,338,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,338,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,338,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%4
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

4 Based upon a total of 15,163,196 outstanding shares of Common Stock of the Issuer as of December 16, 2011, reflecting 16,733,196 outstanding shares of Common Stock as of July 31, 2011, as reported on the Form 6-K of the Issuer filed January 3, 2012, less 1,570,000 shares cancelled by the Issuer in connection with Cathay Plastic’s exercise of its put option under the Put/Call Agreement, as reported on Amendment No. 2 to Schedule 13D filed by Kin Sun Sze-To on December 22, 2011.

CUSIP No. G4161R 100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. NCCM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,338,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,338,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,338,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%5
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

5 Based upon a total of 15,163,196 outstanding shares of Common Stock of the Issuer as of December 16, 2011, reflecting 16,733,196 outstanding shares of Common Stock as of July 31, 2011, as reported on the Form 6-K of the Issuer filed January 3, 2012, less 1,570,000 shares cancelled by the Issuer in connection with Cathay Plastic’s exercise of its put option under the Put/Call Agreement, as reported on Amendment No. 2 to Schedule 13D filed by Kin Sun Sze-To on December 22, 2011.

CUSIP No. G4161R 100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. TAM China, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,338,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,338,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,338,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%6
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

6 Based upon a total of 15,163,196 outstanding shares of Common Stock of the Issuer as of December 16, 2011, reflecting 16,733,196 outstanding shares of Common Stock as of July 31, 2011, as reported on the Form 6-K of the Issuer filed January 3, 2012, less 1,570,000 shares cancelled by the Issuer in connection with Cathay Plastic’s exercise of its put option under the Put/Call Agreement, as reported on Amendment No. 2 to Schedule 13D filed by Kin Sun Sze-To on December 22, 2011.

CUSIP No. G4161R 100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S. Donald Sussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,338,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,338,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,338,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%7
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

7 Based upon a total of 15,163,196 outstanding shares of Common Stock of the Issuer as of December 16, 2011, reflecting 16,733,196 outstanding shares of Common Stock as of July 31, 2011, as reported on the Form 6-K of the Issuer filed January 3, 2012, less 1,570,000 shares cancelled by the Issuer in connection with Cathay Plastic’s exercise of its put option under the Put/Call Agreement, as reported on Amendment No. 2 to Schedule 13D filed by Kin Sun Sze-To on December 22, 2011.

CUSIP No. G4161R 100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul S. Wolansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,338,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,338,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,338,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%8
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

8 Based upon a total of 15,163,196 outstanding shares of Common Stock of the Issuer as of December 16, 2011, reflecting 16,733,196 outstanding shares of Common Stock as of July 31, 2011, as reported on the Form 6-K of the Issuer filed January 3, 2012, less 1,570,000 shares cancelled by the Issuer in connection with Cathay Plastic’s exercise of its put option under the Put/Call Agreement, as reported on Amendment No. 2 to Schedule 13D filed by Kin Sun Sze-To on December 22, 2011.

This Schedule 13D/A amends the most recent Schedule 13D filed by the Reporting Persons on February 15, 2011 (the “Original 13D”). This Schedule 13D/A restates in its entirety the contents of the prior schedule and provides additional information concerning (i) the acquisition of shares on April 30, 2011 by the Reporting Persons pursuant to an amendment to the Merger Agreement, and (ii) the disposition of shares by the Reporting Persons on December 5, 2011 in connection with Cathay Plastic’s exercise of its put option under the Put/Call Agreement.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 1.	Security and the Issuer

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares of common stock, par value $0.001 (the “Common Stock”), of Plastec Technologies Ltd. (formerly GSME Acquisition Partners I), a Cayman Islands exempted company (the “Issuer”).  The principal executive offices of the Issuer are located at Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

Item 2.	Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):  Cathay Plastic Limited (“Cathay Plastic”); Cathay Capital Holdings, L.P. (“Cathay Capital”); Cathay Master GP, Ltd. (“Cathay GP”); New China Capital Management, LP (“New China”); NCCM, LLC (“NCCM”); TAM China, LLC (“TAM China”); S. Donald Sussman (“Mr. Sussman”) and Paul S. Wolansky (“Mr. Wolansky”).  The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

(i) Cathay Plastic:  Mr. Wolansky and Hermann Leung (“Mr. Leung”) are the sole officers and directors of Cathay Plastic.

(ii) Cathay Capital: Cathay Capital is the sole shareholder of Cathay Plastic. Cathay Capital is a private investment fund typically engaged in making private equity and related investments in companies operating in greater China.

(iii) Cathay GP: Cathay GP is the general partner of Cathay Capital.  Messrs. Sussman, Wolansky and Leung, directly and/or indirectly, own Cathay GP and Mr. Sussman and Mr. Wolansky are the sole directors of Cathay GP.

(iv) New China: New China is the investment manager for Cathay Capital.  Mr. Sussman and Mr. Wolansky each, directly and/or indirectly, own 50% of the interests in New China.

(v)  NCCM: NCCM is the general partner of New China.  Mr. Wolansky is the owner and sole member of NCCM.

(vi) TAM China:  TAM China is a general partner of New China.  Mr. Sussman, directly and/or indirectly, owns and is the sole member of TAM China.

(vii) Mr. Wolansky:  Mr. Wolansky’s positions and holdings are described in (i), (iii), (iv) and (v) above.

(viii) Mr. Leung:  In addition to the information regarding Mr. Leung provided in (i) and (iii) above, Mr. Leung is the Executive Director of New China Capital Management (HK) Limited, an affiliate of New China.

(ix) Mr. Sussman:  In addition to the information regarding Mr. Sussman provided in (iii), (iv) and (vi) above, Mr. Sussman, directly and/or indirectly, owns and controls Trust Asset Management, LLP ("TAM") and is the President of Capital Asset Management, its managing partner.  TAM is an investment adviser with the same business address as Mr. Sussman (see (b) below).

(b) The business addresses of the Reporting Persons and Mr. Leung are as follows:

Cathay Plastic Limited
14th Floor, St. John’ Bldg.
33 Garden Road
Hong Kong

Cathay Capital Holdings, L.P.
Cathay Master GP, Ltd.
New China Capital Management, LP
NCCM, LLC
TAM China, LLC
Paul S. Wolansky
One Dock Street
Stamford, CT 06902

S. Donald Sussman
6100 Red Hook Quarters, Suite C1-C6
St. Thomas, United States Virgin Islands 00802-1348

Hermann Leung
E4, 82 Repulse Bay Road
Hong Kong

(c) The present principal occupation of Mr. Sussman is serving as owner and/or manager of TAM China and other entities.  The present principal occupation of Mr. Wolansky is serving as owner and/or manager of NCCM and other entities.  The present principal occupation of Mr. Leung is reviewing and monitoring investments for Cathay Capital and other entities. The principal business of each of NCCM and TAM China is serving as a general partner of New China.  The principal business of Cathay GP is serving as the general partner of Cathay Capital and other limited partnerships.  The principal business of New China is serving as investment manager for Cathay Capital and other limited partnerships.  The principal business of Cathay Capital is acquiring and holding, directly or indirectly, interests in the Issuer and other securities.  The principal business of Cathay Plastic Limited is acquiring and holding an interest in the Issuer.

(d) Neither any Reporting Person nor Mr. Leung has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither any Reporting Person nor Mr. Leung has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person or Mr. Leung was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons and Mr. Leung is as follows:

Cathay Plastic – British Virgin Islands
Cathay Capital – Cayman Islands
Cathay GP – Cayman Islands
New China – Delaware
NCCM – Delaware
TAM China – Delaware
Mr. Sussman – United States
Mr. Wolansky – United States
Mr. Leung – Australia

Item 3.	Source and Amount of Funds or other Consideration

Cathay Plastic acquired 2,326,628 shares of Common Stock in exchange for its ownership of twenty percent (20%) of the equity interests in Plastec International Holdings Limited, a British Virgin Islands company (“Former Plastec”), pursuant to the Amended and Restated Agreement and Plan of Reorganization (the “Merger Agreement”) by and among the Issuer, GSME Acquisition Partners I Sub Limited, Former Plastec, and the shareholders of Former Plastec, dated September 13, 2010, as amended by Merger Amendment No. 1 (“Merger Amendment No. 1”) to Amended and Restated Agreement and Plan of Reorganization, by and among the same parties, dated December 9, 2010. The Merger Agreement is attached as Exhibit 2.1 to the report on Form 6-K filed by the Issuer on September 14, 2010, and is incorporated herein by reference. Merger Amendment No. 1 is attached as Exhibit 2.1 to the report on Form 6-K filed by the Issuer on December 9, 2010, and is incorporated herein by reference.

On April 30, 2011, the parties entered into Amendment No. 2 (“Merger Amendment No. 2”) to the Merger Agreement to remove certain earnout provisions and, in place thereof, to issue an aggregate of 7,486,845 shares of Common Stock to the shareholders of Former Plastec on the date of Merger Amendment No. 2. Cathay Plastic received 581,657 shares of Common Stock as a result of Merger Amendment No. 2. Merger Amendment No. 2 is attached as Exhibit 2.1 to the report on Form 6-K filed by the Issuer on May 3, 2011, and is incorporated herein by reference.

On December 5, 2011, Cathay Plastic exercised in full its put option under a put/call option agreement (the “Put/Call Agreement”) by and between Cathay Plastic and Kin Sun Sze-To (“Mr. Sze-To”), dated December 13, 2010, attached as Exhibit 5 to the Original 13D and incorporated herein by reference. Pursuant thereto, Cathay Plastic sold to an affiliate of Mr. Sze-To 1,570,000 shares of Common Stock at a price of $7.50 per share on December 20, 2011.

Item 4.	Purpose of Transaction

(a)-(j)      Subject to applicable law and regulations, and depending upon certain factors, including without limitation, general market and investment conditions, the financial performance of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of shares of Common Stock desirable, the Reporting Persons may increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  In particular, Cathay Plastic may exercise its rights pursuant to the Registration Rights Agreement (the “Registration Rights Agreement”) by and among the Issuer and the shareholders of Former Plastec, dated December 16, 2010, as amended by Amendment No. 1 to Registration Rights Agreement (“Amendment No. 1 to Registration Rights Agreement”), by and among the same parties, dated April 30, 2011. The Registration Rights Agreement is attached as Exhibit 4.17 to the report on Form 20-F filed by the Issuer on December 22, 2010, and incorporated herein by reference.  Amendment No. 1 to Registration Rights Agreement is attached as Exhibit 10.1 to the report on Form 6-K filed by the Issuer on May 3, 2011, and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a), (b) As of the date hereof, the Reporting Persons own an aggregate of 1,338,285 shares of Common Stock (2,326,628 initially from the Merger Agreement, plus 581,657 from Merger Amendment No. 2, less 1,570,000 from the exercise of the put option under the Put/Call Agreement).  Based upon a total of 15,163,196 outstanding shares of Common Stock as of December 16, 2011, reflecting 16,733,196 outstanding shares of Common Stock as of July 31, 2011, as reported on the Form 6-K of the Issuer filed January 3, 2012, less 1,570,000 shares cancelled by the Issuer in connection with Cathay Plastic’s exercise of its put option under the Put/Call Agreement, as reported on Amendment No. 2 to Schedule 13D filed by Kin Sun Sze-To on December 22, 2011, the Reporting Persons’ shares represent approximately 8.826% of the outstanding shares of Common Stock.

All shares of Common Stock held by the Reporting Persons are directly held by Cathay Plastic.  The other Reporting Persons and Mr. Leung may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) these shares due to the relationships described in Item 2(a).

As of the date hereof, neither any Reporting Person nor Mr. Leung owns any shares of Common Stock other than those set forth in this Item 5.

(c) In the past 60 days, Cathay Plastic exercised its full put option under the Put/Call Agreement as described under Item 3, and such description is incorporated herein by reference.

(d) No person other than the Reporting Persons and Mr. Leung has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 23, 2012, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  The Joint Filing Agreement is attached hereto as Exhibit 1.

On September 13, 2010, Cathay Plastic, as a shareholder of Former Plastec, entered into the Merger Agreement, described more fully in Item 3.  On December 9, 2010, Cathay Plastic, as a shareholder of Former Plastec, entered into Merger Amendment No. 1, described more fully in Item 3. On April 30, 2011, Cathay Plastic, as a shareholder of Former Plastec, entered into Merger Amendment No. 2, described more fully in Item 3.

On December 16, 2010, Cathay Plastic entered into the Registration Rights Agreement, described more fully in Item 4. On April 30, 2011, Cathay Plastic entered into Amendment No. 1 to Registration Rights Agreement, described more fully in Item 4.

On December 13, 2010, Cathay Plastic entered into the Put/Call Agreement, described more fully in Item 3. The put option under the Put/Call Agreement was exercised in full on December 5, 2011, as described more fully in Item 3.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated January 23, 2012, by and among the Reporting Persons.
Exhibit 2
Amendment No. 1 to Registration Rights Agreement, by and among the Issuer and the shareholders of Former Plastec, dated April 30, 2011, attached as Exhibit 10.1 to the report on Form 6-K filed by the Issuer on May 3, 2011, and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           January 23, 2012

CATHAY PLASTIC LIMITED

By:		/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

CATHAY CAPITAL HOLDINGS, L.P.

By:		Cathay Master GP, Ltd., its general partner

	By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

CATHAY MASTER GP, LTD.

By:		/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

NEW CHINA CAPITAL MANAGEMENT, LP

By:		NCCM, LLC, its general partner

	By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Member

NCCM, LLC

By:		/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Member

TAM CHINA, LLC

By:		/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: Member

S. DONALD SUSSMAN

/s/ S. Donald Sussman

PAUL S. WOLANSKY

/s/ Paul S. Wolansky